UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 28, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 28, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer

France Telecom
3Q10 results

Gervais Pellissier
Deputy CEO & CFO

Delphine Ernotte
Executive VP, Deputy Head of Orange France

October 28th, 2010

france telecom


Open
orange

cautionary statement

this presentation contains forward-looking statements about France Telecom's business, in particular for 2010 and 2011. Although France Telecom believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others, overall trends in the economy in general and in France Telecom's markets, the effectiveness of the "Conquests 2015" Action Plan and other strategic, operating and financial initiatives, France Telecom's ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations.

more detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. Except to the extent required by law, in particular sections 223-1 et seq. of the General regulation of the Autorité des Marchés Financiers, France Telecom does not undertake any obligation to update forward-looking statements.

agenda

1. 3Q10 highlights
2. business review
   - France
   - Spain, Poland and ROW
   - Enterprise
3. outlook and conclusion

1. 3Q10 highlights

Gervais Pellissier
Deputy CEO & CFO

sound 3Q10 results & successful commercial momentum in France on both fixed and mobile

- solid commercial performance throughout the Group with customer base up by 5.1%
- successful momentum **in France**: broadband net adds at 32.8%* and stable market share on mobile
- underlying improvement on revenue with a 3Q growth of +1.1% excluding regulation thanks to our value strategy and mobile data take-off
- 9 month margin erosion limited at -0.8pt while building on the Group's strengthened commercial positioning in 3Q
- increased CAPEX level in 3Q10, FY guidance confirmed at around 12% of revenues

*company estimates

significant acceleration in 3Q commercial dynamic

203.4 million customers
145 m personal customers
59 m home customers

5.1%
of customer base growth yoy

33.5 million
mobile 3G customers

13.3 million
home broadband customers

+4.8 million
3Q10 mobile net additions

some achievements in 3Q10 vs 2Q10

Egypt: 28.4m mobile customers, +2,3m

Moldavia: +9.7% revenue increase to €43m

France: broadband net adds x2 to 32.8%

Spain: +4.5% 3G customers to 6m

Ivory Coast: +18.6% mobile customers to 5m

ongoing implementation of conquests 2015

international development

Egypt consolidation: ECMS starting in July, Linkdotnet starting September, +19 million additional customers from 3Q10

partnership with Meditel in Morocco: 10 million customers*

customers

Open, 1st Orange 4play offer in France

iPhone launch in Spain

mobile segmented offers being replicated throughout Europe

Deezer partnership providing Premium music services to Orange customers

orange™

networks

Lion 2 new submarine cable, Indian Ocean

global business alliance on cloud computing between OBS, Cisco, EMC and VMware

Elettra acquisition, reinforcing Group position as a major cable ship operator

employees

social contract summarizing the main outcome from social negotiation communicated to all employees in France

social performance indicator becomes part of leading managers incentive-plan

Orange campus launch, specific program for management empowerment

* o/w FT = 40%, closing expected by the end of 2010

key financial achievements

positive YTD underlying revenue growth and margin erosion contained

in €m	9m09 CB	9m10 actual	var. comp basis	key points
revenue	34,344	33,772	-1.7%	▪ +0.4% excluding regulatory impact, better than expected trend ▪ trends strongly improving in France, Spain and Enterprise
EBITDA restated*	12,529	12,042	-3.9%	▪ in line with FY Group trends ▪ sustained commercial activity in 3Q
in % of rev	36.5%	35.7%	-0.8pt	
CAPEX	3,437	3,374	-1.8%	▪ in line with FY guidance "around 12% of revenue" ▪ catch up expected in 4Q
in % of rev	10.0%	10.0%	-0.0pt	
EBITDA restated* – CAPEX	9,092	8,668	-4.7%	▪ in line with Group FY OCF guidance

*EBITDA restated for DPTG litigation provision for -€266m and TPS for -€70m

Group's customer base up by +5.1% to more than 200 million

Group customer base +5.1%*

in millions of customers



+5.1%
193.6
203.4
internet
13.5
13.6
fixed
46.2
45.2
personal
133.8
144.5
+8.0%
* yoy on cb
3Q09 cb
3Q10

3G customer base +36.6%*

in millions of customers



+36.6%
24.5
33.5
(proportion of 3G customers)
(18%)
(23%)
* yoy on cb
3Q09 cb
3Q10

personal growth driven by both value & volume

in millions of customers



+8.0%
133.8
144.5
contract
47.0
50.1
prepaid
86.8
94.4
* yoy on cb
3Q09 cb
3Q10

insight

- increasing coverage of the Orange brand with:
  - 63% of Group customers now Orange-branded, still leaving significant further growth potential
- Smartphones now representing close to 50% of mobile devices sold in 3Q in mature markets
- value strategy driving growth in contract customer base in mature markets
- emerging markets driving customer base volume growth

top line increase fuelled by personal and mobile data usage

in €m	actual	9m10 % yoy cb	% yoy cb excl.reg
Group revenue	33,772	-1.7%	+0.4%
France	17,431	-1.6%	+0.6%
Spain	2,858	-1.8%	+2.7%
Poland	2,936	-6.4%	-3.3%
ROW	5,954	+1.8%	+3.4%
Africa & Middle-East	2,209	+5,5%	+6.3%
European countries	3,327	-1,1%	+1.1%
other	427	+4.9%	+5.3%
Enterprise	5,356	-5.2%	-5.2%



Group
-1.0%
-0.9%
-0.3%
+0.3%
+1.1%
3Q09
4Q09
1Q10
2Q10
3Q10
organic growth
organic growth excl. regulation



mobile data take-off in mature countries
data revenue as a % of service revenue
27%
32%
22%
25%
15%
17%
3Q09
3Q10
France
Europe
Spain

insight

- organic growth excluding regulation strongly positive in 3Q at +1.1%. Regulation impact decreasing at -€198m in 3Q (-€507m in 1H)
- data take-off in all our mature countries: reaching more than 30% of service revenue in France, Belgium and 28.5% in Switzerland
- growth driven by personal services with a strong performance in 3Q in all major geographies
- enterprise yoy cb revenue trend improved in 3Q at -3.7% vs -4.9% in 2Q and -7% in 1Q

*Belgium, Switzerland, Slovakia, Romania

3Q10 positive revenue excluding regulation

in €m	3Q10 actual	% yoy cb	% yoy cb excl.reg
Group revenue	11,628	-0.6%	+1.1%
France	5,841	-0.7%	+1.3%
personal	2,738	+2.1%	+6.6%
home	3,351	-3.4%	-2.7%
eliminations	(248)		
Spain	991	-0.8%	+3.3%
personal	825	-1.0%	+3.9%
home	166	+0.4%	+0.4%
Poland	972	-4.0%	-3.0%
personal	485	+1.7%	+2.2%
home	553	-7.6%	-6.4%
eliminations	(65)		
ROW	2,291	+1.7%	+3.1%
Enterprise	1,781	-3.7%	-3.7%
I. Carrier & S. Services	419	+6.6%	
eliminations	(667)		

revenue breakdown in 3Q10



3Q10
47.7%
8.4%
8.3%
18.9%
14.3%
2.4%
France
Spain
Poland
ROW
Enterprise
IC&SS

insight

- dynamic overall performance on mobile and better trend in home Spain & Poland
- personal performance driven by non-voice ARPU & equipment sales in France
- Spain home performance mainly linked to a €1 increase of broadband ARPU

revenue trend progresses in key geographies

organic revenue growth excluding regulatory impact



yoy in %
4Q09
1Q10
2Q10
3Q10
4Q09-3Q10***
Africa & Middle East
6.8%*
8.1%*
7.9%*
9.8%*
8.2%
4.4%**
6.8%
Spain
1.9%
2.0%
2.9%
3.3%
2.5%
France
0.5%
0.3%
0.4%
1.3%
0.6%
1.2%
0.6%
1.5%
0.1%
European countries
-2.9%
-2.0%
-3.0%
-4.0%
Enterprise
-5.4%
-7.0%
-4.9%
-3.7%
-5.3%
Poland
-6.0%
-4.8%

key messages

- Africa and Middle East: sustained growth driven by Cameroon and Ivory Coast
- Spain: confirmation of improving operational and financial performance, success of the iPhone, launched end of July
- France: strong mobile growth mainly driven by stable market share and data traffic take-off
- European countries: Belgium and Switzerland dynamic partially off-set by Central Europe
- Poland: mobile revenue increase thanks to customer base growth
- Enterprise: continued improvement in revenue trend

on the basis of a consolidation of ECMS in Egypt: * 0%, ** 100%, *** average quarterly growth rate

dynamic commercial investments with a contained margin erosion in 3Q10

EBITDA* evolution



in millions of euros
- 0.8pt
9m10
12,250
-279
12,529
-240
+133
-304
-249
+173
12,042
36.5%
35.7%
9m09 actual
forex & perim.
9m09 CB
regul. and new tax
revenue excl. regul.
interc. cost
commercial & content cost
other costs
9m10
- 1.1pt
3Q10
4,210
+204
4,414
-55
+127
-96
-192
+62
4,260
37.7%
36.6%
3Q09 actual
forex & perim.
3Q09 CB
regul. and new tax
revenue excl. regul.
interc. cost
commercial & content cost
Other costs
3Q10

insight

9m10

- EBITDA negatively impacted by regulation and new taxes
- positive impact of revenue (excl. regulation) mainly due to 3Q
- interconnect costs increase due to the success of bundles and unlimited offers
- ongoing favorable OPEX base evolution thanks to cost management

3Q10

- commercial & content costs increase in 3Q driven by sustained commercial activity
- a margin erosion contained at -1.1pt

* restated for the DPTG provision in Poland -€266m and part time senior plan -€70m for 9m and -€33m for 3Q

9m margin erosion limited at -0.8pt while building on the Group's new commercial positioning in 3Q

in €m & % of revenues	9m09 cb	9m10	
revenue	34,344	33,772	regulatory impact of -€705m over 9 months and -€198m in 3Q
labour costs	(6,352) 18.5%	(6,423) 19.0%	labour cost up due increase of wages
interconnection	(4,714) 13.7%	(4,520) 13.4%	regulatory price decrease (+€482m) balanced the development of usages
other IT&N	(2,037) 5.9%	(1,987) 5.9%	
general, properties, and others	(3,974) 11.6%	(3,813) 11.3%	contingency plan still efficient lower restructuring decrease of bad debt
o/w restructuring	(128)	(75)	
o/w disposal of assets	(14)	42	
restated EBITDA* pre com. & content	17,267 50.3%	17,029 50.4%	
commercial expenses & content costs	(4,738) 13.8%	(4,987) 14.8%	reallocation of cost efficiency savings towards commercial development
restated EBITDA*	12,529 36.5%	12,042 35.7%	

*EBITDA restated for DPTG litigation provision for -€266m and part time senior plan -€70m

CAPEX acceleration in Q3 to support customer satisfaction, network capacity and future growth

CAPEX evolution in 3Q



in millions of euros
in % of revenues
+9%
1,054
9.4%
+98
1,152
9.8%
+109
1,261
10.8%
3Q09 actual
forex & perim.
3Q09 CB
delta CAPEX
3Q10

Group CAPEX ramp-up over 2010



in millions of euros
+44%
other
France
8.0%*
874
511
11.1%*
1,240
595
10.8%*
1,261
616
1Q10
2Q10
3Q10

* CAPEX/sales ratio

insight

- increased CAPEX/sales ratio by 1.0pt in 3Q10 at 10.8% vs 3Q09, around 12% FY guidance confirmed
- France:
  - ramp-up of FTTH investments
  - increase of investments mainly driven by CPEs with the success of Open
- Poland:
  - speed up in Poland of the DSL coverage program related to UKE arrangement
  - ramp-up of mobile investments in Poland and first investments related to HSPA+
- increase of Group IT investments and launch of multiplay offer in Belgium
- acceleration of mobile network investments in Switzerland

2. business review

- France

Delphine Ernotte
Executive VP, Deputy Head of
Orange France

3Q10 France

target of 30% ADSL net adds during 2H already reached, mobile market share stable

3Q10 revenue*
(3Q revenue +1.3% excl. regulatory impacts)

in €m	3Q10	var	9m10	var
revenue	5,841	-0.7%	17,431	-1.6%
personal	2,738	+2.1%	8,053	-0.1%
home	3,351	-3.4%	10,160	-3.0%

* yoy on cb

insight

- 3Q10 organic revenue growth higher than in 1Q and 2Q thanks to mobile
- broadband market share increased at 32.8%, best level since 1Q09: enriched triple play offer, Open 4P successfully launched
- mobile revenue growth driven by mobile data revenue, MVNO and equipment sales

ADSL market share & conquest share*


ADSL market share
ADSL net adds
49.2% 48.7% 48.3% 47.8% 47.0% 46.5% 46.3%
42.6%
26.0% 28.5% 29.2%
14.1%** 15.5%***
32.8%
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10

* company estimates ** 0% after customer base cleaning (ARCEP)
*** ARCEP figures 19%

Orange mobile market share evolution


market share incl MVNO
market share excl MVNO
46.6% 46.6% 46.4% 47.1% 47.1% 46.9% 46.9%*
43.3% 42.9% 42.7% 43.1% 42.8% 42.6% 42.5%*
1Q09 2Q09 3Q09 4Q09 1Q10 2Q10 3Q10

* company estimates

3Q10 France

successful commercial momentum with encouraging potential in mobile and broadband

quarterly broadband ARPU



in euros/month
+2.8%
35.1
18.6
9.1
7.4
36.2
19.0
9.4
7.8
36.2
18.2
10.1
7.9
36.6
18.1
10.8
7.7
36.1
17.6
11.0
7.5
3Q09
4Q09
1Q10
2Q10
3Q10
access
naked DSL access
services

annual rolling mobile ARPU* evolution



in euros
-4.2% and
+0.7% excl. regulation
data
sms
voice
406
53
49
304
+17%
+13%
389
62
55
272
3Q09
3Q10

insight

- broadband ARPU growing by 2.8% at €36.1
  - positive naked DSL customer base penetration
  - enriched Net+ customer base reprice effect
- annual rolling mobile ARPU increase excluding regulation +0.7% (+1.7% 3Q10 vs 3Q09)
- increasing number of naked ADSL lines due to high level of migration of customers to Net+ offer
- 3.2m IPTV customers out of which 736k for Orange Sport & OCS

variance of Orange retail fixed line

(quarter on quarter variance in million of lines)



PSTN only
PSTN & ADSL
naked ADSL & other
0,1
-0,5
-0,1
0,2
-0,3
-0,1
0,3
-0,3
-0,2
var 1Q10 vs.4Q09
var 2Q10 vs.1Q10
var 3Q10 vs.2Q10

* ARPU excluding Machine to Machine (revenue and customer base) and insurance revenue added

a strong marketing mix in order to benefit from the Christmas period

	broadband	mobile	convergent
offers	best enriched adsl offer (priced at €34.9 since mid-June) in the market (incl. 1h call to mobiles in the Net and Formule plus offer)	complete renewal of Origami contract portfolio Origami Style targeting digitals and unlimited calls to preferred numbers for all offers	strong momentum on "Open", due to simplicity and price attractiveness
CPEs	generalisation of **livebox 2 and HD set-top box** smartphones and tablets for everyone at market price Windows 7 handsets, renewed Android handsets, Blackberry torch, iPhone 4, dedicated offers for Samsung galaxy and other tabs		
marketing mix	fostering of our services approach to build up differentiation ▪ cross-selling campaigns ▪ quality of services (external notation improving from 7.3 to 7.7 since the beginning of the year; study done on 500 ADSL customers) ▪ opening of service oriented flagship city center stores in medium sized cities		







2. business review

- Spain
- Poland
- ROW
- Enterprise

Gervais Pellissier
Deputy CEO & CFO

ongoing successful roll-out of 'animals' mobile postpaid tariffs segmentation

France - April 2008
refurbishment October 2010

- **Origami Zen** – to stay in touch with family & friends
- **Origami Style** – to "poke"," tag" and "like" on social networks
- **Origami Star** – unlimited calls and web connections
- **Origami Jet** – unlimited calls 24/7 France and international



Poland - April 2010

- **for talkers** – up to 5 Friends & Family for free
- **for texters** – up to 5000 SMS to Orange + Facebook
- **for online freaks** – up to 1 GB, free hotspot access

Moldova - May 2010

- **cost control** – entry package with low monthly commitment
- **for talkers** – voice only package
- **all inclusive** – voice, SMS & mobile Internet package

Spain - May 2010

- **prefer flexibility** – a minimum monthly consumption fee & a fixed price per minute
- **off-peak talkers** – cross net off peak minutes
- **peak talkers** – cross net peak minutes & extra minutes to landlines
- **all inclusive** – cross net minutes, ulimited emails & internet

Romania - Sept 2009

- **hybrid** – top up to call beyond package
- **F&F talkers** – up to 5 Friends & Family for free
- **for talkers** – voice only package
- **all in one** – voice, SMS & data package

Spain

5th quarter of sequential improvement in revenues

3Q10 revenue*
(3Q revenue +3.3% excl. regulatory impacts)

in €m	3Q10	var	9m10	var
revenue	991	-0.8%	2,858	-1.8%
personal	825	-1.0%	2,361	-1.8%
home	166	+0.4%	497	-1.8%

* yoy on cb

insight

- 9m revenue increase excluding regulatory at 2.7% driven by personal growth at 3.7%
- mobile: 326k new mobile customers in 3Q and improving customer contract mix by 3.6pt yoy at almost 60% thanks the success of Animals offers, to the launch of the iPhone 4 and to the development of data services
- home: return to positive revenue growth in Q3 with positive ADSL net adds (+7k) thanks to improved sales performance and to churn reduction
- home positive EBITDA expected for FY

mobile net adds and 3G customers

in thousands



x2.2
150
23
127
x5
326
115
210
3Q09
3Q10
contract
prepaid



+31%
4,604
40%*
6,040
52%*
3Q09
3Q10
3G customers

* in % of mobile customers

ADSL mix and broadband ARPU



1,091
209
474
408
+39%
1,090
218
305
567
3Q09
3Q10
bitstream
full ULL
partial ULL

in euros



+4%
31
32
3Q09
3Q10
broadband ARPU

Poland

confirming improving revenue trend

3Q10 revenue*
(3Q revenue -3.0% excl. regulatory impacts)

in €m	3Q10	var	9m10	var
revenue	972	-4.0%	2,936	-6.4%
personal	485	+1.7%	1,426	-2.7%
home	553	-7.6%	1,702	-8.9%

* yoy on cb

insight

- continued improvement of revenue trend for the 3rd quarter, for both personal and home
- mobile: +1.7% growth in 3Q driven by:
  - a +3% yoy customer base growth, especially on contract (+4.9%)
  - a strong commercial performance (+144k net adds vs 3Q09)
- home: fixed market improving slightly in 3Q
  - progress supported by broadband
  - fixed line revenues impacted by fixe to mobile price cuts of November 2009
  - sustained expansion of TV offers (+76% yoy)
- TPSA-DPTG dispute: ongoing legal actions to preserve TPSA and its shareholders rights

mobile customer base



in thousands
+3%
contract
prepaid
13,736
14,141
6,508
+4.9%
6,829
7,228
7,312
3Q09
3Q10

Livebox and TV client base



in thousands
+18%
645
760
31%*
38%*
3Q09
3Q10
+76%
12%**
283
107
176
497
22%**
114
383
3Q09
3Q10
Livebox
IPTV customers
satellite customers

* in % of ADSL retail customers ** % of broadband retail customers

3Q10 ROW financials
sustained revenue & customer growth

9m10 revenue*: +1.8%
(3Q revenue +3.1% excl. regulatory impacts)

in €m	3Q10	var	9m10	var
total ROW	2,291	+1.7%	5,954	+1.8%
Africa & Middle East	1,008	+4.1%	2,209	+5.5%
European countries	1,143	-1.0%	3,327	-1.1%
other countries	143	+6.2%	427	+4.9%

* yoy on cb

ROW mobile customer base

in millions*



total 78.9 +12.9%
Egypt (100%) 28.4 +15.3%
Romania 10.4 -2.8%
Ivory Coast 5.0 +30.5%
Belgium 3.6 +2.8%
Cameroon 3.1 +20.2%
other countries 28.4*** +15.2%

* yoy on cb

insight

- Africa & Middle East: strong increase in 3Q10 (+9.8%** excluding Egypt after 7.9%** in 2Q10) driven by the growth of new operations, Cameroon and Ivory Coast. After a Q2 at -7.0% in Egypt, the trend improves with a decrease of -3.7%
- European countries: 3Q revenue increase excluding regulatory at +1.5% yoy (vs +0.6% in Q2).
  Sustained strong performance of Mobistar (+3.6% vs 9m09cb) and Moldova (+11.5% vs 9m09cb)
  Ongoing improvement in Slovakia (-5.4% in Q3 vs -7.5% in Q2 and -8.5% in Q1)
  Romania still strongly impacted by the economic downturn (25% cut of salaries in public sector) and tax increase (5% increase of VAT)

** excluding regulatory impacts *** among which Senegal, Mali, Jordan, Slovakia

3Q10 Africa & Middle-East market operations

an increasing level of international investments in order to develop strong country positions



Tunisia
ACE
Egypt
Jordan
Bahrain
Senegal
Mali
Niger
Central African Republic
Bissau Guinea
Guinea
Cameroon
Ivory Coast
Equatorial Guinea
Uganda
Kenya
LION2
Mayotte
Madagascar
Mauritius
Botswana
LION
Vietnam
Vanuatu

focus on Egypt:
excellent commercial performance in 3Q10



in thousands
729
767
26
2.254
4Q09 1Q10 2Q10 3Q10
net adds
in EGP
35.6
30.9
30.2
30.7
4Q09 1Q10 2Q10 3Q10
ARPU

insight

- bringing high bandwidth to countries through major infrastructure projects (sub-marine cable as a backbone)
- Orange Money now offered in Ivory Coast (2008), Mali, Madagascar, Niger (2010) with other countries to follow. Over 700k subscribers

Egypt insight

- strong commercial performance in 3Q despite scarcity of dials
- 1m new dials made available both in June and October
- despite the ongoing pressure on price, ARPU is stabilized for the third quarter in a row

Orange Business Services

gradual improvement in 3Q10 revenue in a challenging environment

3Q10 revenue: -3.7%*

in €m	3Q10	var	9m10	var
total entreprise	1,781	-3.7%	5,356	-5.2%
legacy	636	-10.5%	1,977	-12.0%
others, incl. ERS	213	+5.5%	623	-0.4%
advanced	589	+0.3%	1,738	+0.5%
extended	343	-1.9%	1,018	-3.0%

* yoy on cb

insight

- improvement in revenue trend with 3Q at -3.7% versus 2Q at -4.9% and 1Q at -7.0%
  - legacy: revenue still impacted by migrations to new technologies, competition and customer rationalization moves, similar to 2Q
  - others: favorable trend driven by equipment resale at +6.8% and Broadcast services at +3.1%
  - advanced: 3Q better than 2Q, IPVPN and Nomadism offsetting double-digit growth in VoIP & high-speed solutions
  - extended: trend in 3Q similar to 2Q (-2.0%) but improving versus 1Q (-5.2%) with recovery essentially in France

ongoing revenue transformation away from legacy services



in €m
legacy
others
advanced
extended
711
202
587
349
38.5%
636
213
589
343
35.7%
3Q09cb
3Q10

main events in the quarter

- announcement of OBS's Conquests 2015 strategic drivers, including:
  - generating €500m of revenues from cloud computing
  - selling 10 million M2M SIM cards
  - being in the top-3 worldwide for videoconferencing
  - generating revenues of €1bn in emerging markets
- OBS positioned in the leading "dolphin" quadrant of global data providers by Telemark
- global business alliance on cloud computing between OBS, Cisco, EMC andd VMware

3. outlook and conclusion

confirmed FY business trends & guidance

revenue	▪ underlying trend will be slightly positive ▪ expected regulatory measures will impact revenue by less than €1bn
EBITDA margin	▪ -1pt max of EBITDA margin erosion while sustaining commercial activity
CAPEX ratio guidance	▪ around 12% of revenue confirmed ▪ higher level of capex in 4Q10 vs. 9m10
organic cash flow guidance	▪ 2010 €8bn confirmed* ▪ 2011 €8bn confirmed* * excluding licenses & spectrum, litigation on "Taxe Professionnelle" for 2010 and other exceptional items
commitment on dividend	€1.40 dividend per share for each fiscal year from 2010 to 2012

appendix

improving revenue trend

in €m	3Q09 A	forex	perimeter	3Q09 CB	3Q10	change 2009/2010* €m	%	*% excl. regul*
Group revenue	11,158	144	396	11,698	11,628	(71)	-0.6%	*+1.1%*
France	5,882	-	2	5,885	5,841	(44)	-0.7%	*+1.3%*
personal	2,683	-	-	2,683	2,738	56	+2.1%	*+6.6%*
home	3,496	-	(26)	3,470	3,351	(118)	-3.4%	*-2.7%*
eliminations	(296)	-	28	(267)	(248)	19		
Spain	1,005	-	(7)	999	991	(8)	-0.8%	*+3.3%*
personal	839	-	(6)	833	825	(9)	-1.0%	*+3.9%*
home	166	-	(1)	165	166	1	+0.4%	*+0.4%*
Poland	970	43	-	1,012	972	(40)	-4.0%	*-3.0%*
personal	456	20	-	477	485	8	+1.7%	*+2.2%*
home	574	25	-	599	553	(45)	-7.6%	*-6.4%*
eliminations	(60)	(3)	-	(63)	(65)	(3)		
ROW	1,799	62	391	2,253	2,291	38	+1.7%	*+3.1%*
Enterprise	1,816	40	(6)	1,849	1,781	(69)	-3.7%	*-3.7%*
International carrier & SS	351	1	41	393	419	26	+6.6%	*+6.6%*
eliminations	(666)	(1)	(26)	(693)	(667)	26	-3.8%	*-3.8%*

* yoy on cb